February 11, 2025

Vladimir Tenev
Chief Executive Officer
Robinhood Markets, Inc.
85 Willow Rd
Menlo Park, CA 94025

       Re: Robinhood Markets, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-40691
Dear Vladimir Tenev:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets